UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K sets forth an ad hoc release of Deutsche Bank AG. This Report on Form 6-K is hereby incorporated by reference into Registration Statements Nos. 333-206013 and 333-218897 of Deutsche Bank AG.

Ad-hoc Release | March 11, 2018

Deutsche Bank determines price range and offer structure for IPO of DWS

Frankfurt am Main, 11 March 2018, 20:40 CET – Deutsche Bank AG (“Deutsche Bank”) (XETRA: DBKGn.DE / NYSE: DB) has set the price range for shares offered in the planned Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) between EUR 30.00 to EUR 36.00 per share.

The base offering consists of 40 million existing ordinary bearer shares held by DWS’s sole shareholder, DB Beteiligungs-Holding GmbH, a 100% subsidiary of Deutsche Bank and corresponds to 20 percent of DWS’s existing share capital. In addition, Deutsche Bank reserves the right to offer up to 4,782,600 shares (2.4 percent of the share capital) from its indirect holdings in the event of particularly strong demand (upsize option). Moreover, up to 5,217,400 shares (2.6 percent of the share capital) from Deutsche Bank’s indirect holdings can be placed to cover potential over-allotments (in connection with a greenshoe option).

Nippon Life Insurance Company has agreed to acquire a 5.0 percent stake in DWS in the IPO at the IPO issue price.

The implementation of the offering is subject to the approval of the prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin).

Important note

This announcement is not and does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities in the United States of America, Germany or any other jurisdiction. The securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the securities in the United States of America.

This announcement is not a prospectus. Investors should not purchase or subscribe for any shares referred to in this document except on the basis of information in the prospectus to be issued by the company in connection with the offering of such shares.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2017, on pages 14 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 13, 2018
	By:	/s/ Serdar Oezkan

	Name:	Serdar Oezkan
	Title:	Director

	By:	/s/ Joseph C. Kopec

	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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